Exhibit 99.1

Introduction

On November 19, 2024, Amcor entered into the Merger Agreement with Berry. Pursuant to the Merger Agreement, Merger Sub will merge with and into Berry, with Berry surviving as a wholly-owned subsidiary of Amcor. Berry Common Stock is currently listed on the NYSE. After consummation of the Merger, shares of Berry Common Stock will be delisted from the NYSE and will no longer be publicly traded.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2024, unaudited pro forma condensed combined statement of income for the year ended June 30, 2024, and unaudited pro forma condensed combined statement of income for the six months ended December 31, 2024 (the “Pro Forma Financial Statements”) give effect to the Merger and related financing transactions (the “Financing Transactions”), which includes adjustments for the following:

Merger

•	addition of Berry’s historical financial information, adjusted to conform to Amcor’s fiscal year end;

•	reclassifications of Berry’s historical financial statements presentation to conform to Amcor’s presentation;

•	removal of historical financial results for Berry’s disposition of its Health, Hygiene and Specialties Global Nonwovens and Films business (“HHNF Business”) and disposition of its Specialty Tapes business (“Specialty Tapes Business”), which make up the Health, Hygiene and Specialties Segment (“HHS Segment”) in Berry’s historical financial statements;

•	reduction of Berry’s indebtedness to reflect transactions that Berry is required to undertake in connection with the consummation of the Merger;

•	application of the acquisition method of accounting under the provisions of Accounting Standards Codification 805, Business Combinations, (“ASC 805”), and to reflect aggregate offer consideration of approximately $10.5 billion in exchange for 100% of all outstanding shares of Berry Common Stock; and

•	transaction costs in connection with the Merger.

Financing Transactions

•	Issuance of unsecured notes by Amcor;

•	bridge facility guaranteed by Amcor and certain subsidiary guarantors; and

•	repayment of certain of Berry’s outstanding indebtedness.

Amcor and Berry are providing the following Pro Forma Financial Statements to aid in the analysis of the financial aspects of the Merger. The Pro Forma Financial Statements have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and should be read in conjunction with the accompanying notes. The Pro Forma Financial Statements are based on Amcor’s and Berry’s historical financial information as adjusted to give effect to the Merger and the related Financing Transactions as if the transactions had been completed on December 31, 2024, with respect to the unaudited pro forma condensed combined balance sheet, and as of July 1, 2023, with respect to the unaudited pro forma condensed combined statement of income for the fiscal year ended June 30, 2024 and the unaudited pro forma condensed combined statement of income for the six months ended December 31, 2024. Berry’s historical financial information has been adjusted to factor in the disposition of the HHS Segment as well as certain reclassification adjustments to align to the financial statement presentation of Amcor.

The Pro Forma Financial Statements are derived from, and should be read in conjunction with (i) Amcor’s quarterly report on Form 10-Q for the period ended December 31, 2024, filed on February 5, 2025, (ii) Amcor’s quarterly report on Form 10-Q for the period ended September 30, 2024, filed on November 1, 2024, (iii) Amcor’s annual report on Form 10-K for the fiscal year ended June 30, 2024, filed on August 16, 2024, (iv) Berry’s annual report on Form 10-K for the year ended September 30, 2023, filed on November 17, 2023, (v) Berry’s quarterly report on Form 10-Q for the period ended July 1, 2023, filed on August 9, 2023, (vi) Berry’s quarterly report on Form 10-Q for the period ended June 29, 2024, filed on August 2, 2024, (vii) Berry’s annual report on Form 10-K for the year ended September 28, 2024, filed on November 26, 2024, and (vii) Berry’s quarterly report on Form 10-Q for the period ended December 28, 2024, filed on February 5, 2025.

The foregoing historical financial statements have been prepared in accordance with GAAP. The Pro Forma Financial Statements have been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the Pro Forma Financial Statements.

The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly attributable to the various transactions referred to above and do not reflect the costs of any integration activities or benefits that may result from realization of future revenue growth or operational synergies expected to result from the Merger. Upon the closing of the Merger, Amcor will perform a detailed analysis of Berry’s accounting policies and make any necessary adjustments to conform accounting policies. Amcor has performed a preliminary accounting policy review in preparing these Pro Forma Financial Statements. The pro forma adjustments are based upon information currently available and certain assumptions as described in the accompanying notes to the Pro Forma Financial Statements, which Amcor’s management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying Pro Forma Financial Statements.

The Pro Forma Financial Statements are presented for illustrative purposes only and do not purport to represent Amcor’s actual consolidated balance sheet or consolidated statements of income had the transactions referred to above been consummated on the dates assumed or to project the consolidated balance sheet or consolidated statements of income of the combined company after consummation of the Merger for any future date or period.

Unless otherwise noted, the Pro Forma Financial Statements and adjustments are presented in millions. In addition, no adjustments have been made to the Pro Forma Financial Statements related to past commercial activities between Amcor and Berry as these transactions have been determined to be immaterial.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2024

($ in millions)

	Historical Amcor As of December 31, 2024	Berry As Adjusted As of December 28, 2024 (Footnote 4)	Financing Transactions Accounting Adjustments (Footnote 5)	Reference	Merger Transaction Accounting Adjustments (Footnote 5)	Reference	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$445	$451	$(242)	(a), (b), (c)	$(83)	(g)	$571
Trade receivables, net of allowance for credit losses	1,775	1,089	-		-		2,864
Inventories, net:
Raw materials and supplies	927	483	-		-		1,410
Work in process and finished goods	1,199	845	-		135	(f)	2,179
Prepaid expenses and other current assets	559	210	-		-		769
Total current assets	4,905	3,078	(242)		52		7,793
Non-current assets:
Property, plant, and equipment, net	3,629	3,483	-		697	(f)	7,809
Operating lease assets	537	581	-		-		1,118
Deferred tax assets	145	109	-		-		254
Other intangible assets, net	1,317	1,204	-		3,795	(f)	6,316
Goodwill	5,273	4,103	-		2,564	(i)	11,940
Employee benefit assets	34	22	-		-		56
Other non-current assets	325	-	(1)	(c)	-		324
Total non-current assets	11,260	9,502	(1)		7,056		27,817
Total assets	$16,165	$12,580	$(243)		$7,108		$35,610

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$13	$13	$(2)	(b)	$-		$24
Short-term debt	91	-	-		-		91
Trade payables	2,380	845	-		-		3,225
Accrued employee costs	292	175	-		-		467
Other current liabilities	1,121	751	-		-		1,872
Total current liabilities	3,897	1,784	(2)		-		5,679
Non-current liabilities:
Long-term debt, less current portion	6,837	6,948	(37)	(a), (b)	(27)	(f)	13,721
Operating lease liabilities	458	479	-		-		937
Deferred tax liabilities	553	411	32	(c)	879	(h)	1,875
Employee benefit obligations	200	158	-		-		358
Other non-current liabilities	429	409	(198)	(c)	-		640
Total non-current liabilities	8,477	8,405	(203)		852		17,531
Total liabilities	$12,374	$10,189	$(205)		$852		$23,210

Shareholders’ equity:
Ordinary shares ($0.01 par value)
Authorized (9,000 million shares)
Issued (1,445 and 1,445 million shares, respectively)	$14	$1	$-		$8	(d), (e)	$23
Additional paid-in-capital	4,045	1,360	-		7,355	(d), (e)	12,760
Retained earnings (deficits)	869	1,305	(38)	(b), (c)	(1,382)	(d), (g)	754
Accumulated other comprehensive loss	(1,134)	(275)	-		275	(d)	(1,134)
Treasury shares (1 and 1 million shares, respectively)	(10)	-	-		-		(10)
Total Amcor shareholders’ equity	3,784	2,391	(38)		6,256		12,393
Non-controlling interest	7	-	-		-		7
Total shareholders’ equity	3,791	2,391	(38)		6,256		12,400
Total liabilities and shareholders' equity	$16,165	$12,580	$(243)		$7,108		$35,610

The accompanying notes are an integral part of these Pro Forma Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended June 30, 2024

($ in millions, except per share data)

	Historical Amcor Year Ended June 30, 2024	Berry As Adjusted Year Ended June 29, 2024 (Footnote 4)	Financing Transactions Accounting Adjustments (Footnote 5)	Reference	Merger Transaction Accounting Adjustments (Footnote 5)	Reference	Pro Forma Combined
Net sales	$13,640	$9,651	$-		$-		$23,291
Cost of sales	(10,928)	(7,743)	-		(190)	(ee)	(18,861)

Gross profit	2,712	1,908	-		(190)		4,430

Selling, general and administrative expenses	(1,260)	(882)	-		(250)	(ee)	(2,392)
Research and development expenses	(106)	(61)	-		-		(167)
Restructuring, impairment, and other related activities, net	(97)	(151)	-		(83)	(ff)	(331)
Other income/(expenses), net	(35)	-	-	-	-		(35)

Operating income	1,214	814	-		(523)		1,505

Interest income	38	29	-		-		67
Interest expense	(348)	(262)	(54)	(aa), (bb), (cc)	-		(664)
Other non-operating income/(expenses), net	3	(14)	(6)	(bb)	-		(17)

Income before income taxes and equity in loss of affiliated companies	907	567	(60)		(523)		891

Income tax expense	(163)	(71)	15	(dd)	92	(gg)	(127)
Equity in loss of affiliated companies, net of tax	(4)	-	-		-		(4)

Net income	$740	$496	$(45)		$(431)		$760
	-	-	-		-		-
Net income attributable to non-controlling interests	(10)	-	-		-		(10)

Net income attributable to Amcor plc	$730	$496	$(45)		$(431)		$750

Earnings per share:
Basic earnings per share	$0.51						$0.33
Diluted earnings per share	$0.51						$0.32

The accompanying notes are an integral part of these Pro Forma Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Six Months Ended December 31, 2024

($ in millions, except per share data)

	Historical Amcor Six Months Ended December 31, 2024	Berry As Adjusted Six Months Ended December 28, 2024 (Footnote 4)	Financing Transactions Accounting Adjustments (Footnote 5)	Reference	Merger Transaction Accounting Adjustments (Footnote 5)	Reference	Pro Forma Combined
Net sales	$6,594	$4,812	$-		$-		$11,406
Cost of sales	(5,309)	(3,848)	-		(27)	(eee)	(9,184)

Gross profit	1,285	964	-		(27)		2,222

Selling, general and administrative expenses	(610)	(479)	-		(128)	(eee)	(1,217)
Research and development expenses	(55)	(28)	-		-		(83)
Restructuring, impairment, and other related activities, net	(39)	(82)	-		-		(121)
Other income/(expenses), net	28	-	-		-		28

Operating income	609	375	-		(155)		829

Interest income	20	18	-		-		38
Interest expense	(167)	(155)	(16)	(aaa), (bbb), (ccc)	-		(338)
Other non-operating income/(expenses), net	(2)	11	(26)	(ccc)	-		(17)

Income before income taxes and equity in loss of affiliated companies	460	249	(42)		(155)		512

Income tax expense	(101)	(41)	10	(ddd)	32	(fff)	(100)
Equity in loss of affiliated companies, net of tax	1	-	-		-		1

Net income	$360	$208	$(32)		$(123)		$413

Net income attributable to non-controlling interests	(6)	-	-		-		(6)

Net income attributable to Amcor plc	$354	$208	$(32)		$(123)		$407

Earnings per share:
Basic earnings per share	$0.25						$0.18
Diluted earnings per share	$0.24						$0.18

The accompanying notes are an integral part of these Pro Forma Financial Statements.

NOTES TO PRO FORMA FINANCIAL STATEMENTS

1.             DESCRIPTION OF THE TRANSACTIONS

Merger

On November 19, 2024, Amcor entered into the Merger Agreement, pursuant to which Amcor will acquire Berry in an all stock deal. The purchase price of the Merger is expected to consist of equity consideration of approximately $8.7 billion, based on the conversion of each outstanding share of Berry Common Stock to 7.25 of Amcor Ordinary Shares as of the Effective Time, and debt required to be repaid upon consummation of the Merger with a face value of approximately $1.8 billion. For the purposes of these Pro Forma Financial Statements, Amcor calculated the equity purchase price using shares of Berry Common Stock outstanding, the price per share of Berry Common Stock, and the price per Amcor Ordinary Share at close of business on February 14, 2025.

Financing Transactions

Amcor plans to issue unsecured notes (the “Notes” and such issuance of Notes, the “Debt Financing”) prior to the completion of the Merger to repay certain of Berry’s outstanding debt facilities and derivative contracts which become payable pursuant to change of control provisions, upon consummation of the Merger (“Specified Berry Indebtedness Refinancing”). The Notes will be subject to a mandatory redemption feature at a redemption price equal to 101% of the aggregate principal amount of the Notes in the event the Merger does not close. Amcor has also entered into a commitment letter (the “Debt Commitment Letter”), with Goldman Sachs Bank USA, UBS AG Stamford Branch, UBS Securities LLC and certain other financial institutions (the “Lenders”) pursuant to which the Lenders have committed to provide a bridge facility up to $2.2 billion (the “Bridge Facility”). Amcor expects that the Notes will be issued in time to fund the Specified Berry Indebtedness Refinancing and will maintain a $450 million commitment under the Bridge Facility until the transaction has closed. If the Debt Financing is not consummated or proceeds sufficient to fund the Specified Berry Indebtedness Refinancing are not received from the Debt Financing, Amcor will fund the Specified Berry Indebtedness Refinancing by drawing on the Bridge Facility. The availability of the Bridge Facility is contingent upon the satisfaction of certain customary conditions including (i) the consummation of the Merger, (ii) the substantially concurrent consummation of the Specified Berry Indebtedness Refinancing and (iii) the execution and delivery of definitive documentation in respect of the Bridge Facility as set forth in the Debt Commitment Letter.

Berry’s historical debt consists of $8.1 billion as of December 28, 2024, of which approximately $7.0 billion will be acquired in the Merger. The remaining $1.1 billion is made up of $0.7 billion in debt that matured in January 2025 and was repaid and an additional $0.4 billion that will be repaid out of Berry’s existing cash on hand which includes the proceeds from the disposition of the Specialty Tapes Business. An additional $1.8 billion will be repaid upon consummation of the Merger using the proceeds from the Debt Financing and available cash resources.

2.             BASIS OF PRESENTATION

The Pro Forma Financial Statements have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and should be read in conjunction with the accompanying notes. The Pro Forma Financial Statements are based on Amcor’s and Berry’s historical financial information as adjusted to give effect to the Merger and the Financing Transactions as if each of these transactions had been completed on December 31, 2024 with respect to the unaudited pro forma condensed combined balance sheet, and as of July 1, 2023 with respect to the unaudited pro forma condensed combined statement of income for the fiscal year ended June 30, 2024 and the unaudited pro forma condensed combined statement of income for the six months ended December 31, 2024. Amcor’s 2024 fiscal year ended on June 30, 2024, while Berry’s 2024 fiscal year ended on September 28, 2024. As a result of Berry having a different fiscal period-end than Amcor, the Pro Forma Financial Statements have been prepared as follows:

•	the unaudited pro forma condensed combined balance sheet as of December 31, 2024 combines the unaudited consolidated balance sheet of Amcor as of December 31, 2024, and the audited consolidated balance sheet of Berry as of December 28, 2024. Amcor’s management has determined the three-day gap between the as of date of the Berry historical financial information and December 31, 2024 to be immaterial.

•	the unaudited pro forma condensed combined statement of income for the fiscal year ended June 30, 2024 combines the audited consolidated statement of income of Amcor for the fiscal year ended June 30, 2024, and the unaudited consolidated statement of income of Berry for the year ended June 29, 2024. The unaudited consolidated statement of income of Berry for the year ended June 29, 2024 was derived by combining the results for the year ended September 30, 2023 and the nine months ended June 29, 2024, less the results for the nine months ended July 1, 2023. Amcor’s management has determined the one-day gap between the date of the Berry historical financial information and June 30, 2024 to be immaterial.

•	the unaudited pro forma condensed combined statement of income for the six months ended December 31, 2024 combines the unaudited consolidated statement of income of Amcor for the six months ended December 31, 2024, and the unaudited consolidated statement of income of Berry for the six months ended December 28, 2024. The unaudited consolidated statement of income for Berry was derived by taking the results for the year ended September 28, 2024 less the results for the nine months ended June 29, 2024, and combining the results for the three months ended December 28, 2024. Amcor’s management has determined the three-day gap between the date of the Berry historical financial information and December 31, 2024 to be immaterial.

Refer to Note 4, Reclassification of Berry’s Consolidated Balance Sheet and Statement of Income and HHS Segment Disposal, for further details on the aggregation of the historical financial statements of Berry.

The historical financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Pro Forma Financial Statements have been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in Note 4, Reclassification of Berry’s Consolidated Balance Sheet and Statement of Income and HHS Segment Disposal and Note 5, Adjustments to the Pro Forma Financial Statements of these Pro Forma Financial Statements. The pro forma adjustments are based upon reported available information and methodologies that are factually supportable and directly attributable to the Merger and the Financing Transactions and do not reflect the costs of any integration activities or benefits that may result from realization of future revenue growth or operational synergies expected to result from the Merger.

The accounting policies used in the preparation of the Pro Forma Financial Statements are those described in Amcor’s audited consolidated financial statements as of and for the year ended June 30, 2024 and subsequent unaudited interim period incorporated by reference in this joint proxy statement/prospectus. Amcor has performed a preliminary review of Berry’s accounting policies to determine whether any adjustments were necessary to achieve comparability in the Pro Forma Financial Statements. Amcor is not aware of any material differences between the accounting policies of Amcor and Berry that would continue to exist subsequent to the application of acquisition accounting. Upon completion of the Merger, Amcor will perform a detailed analysis of Berry’s accounting policies and make any necessary adjustments to align the combined company’s financial statements to Amcor’s accounting policies.

Reclassification adjustments have been made to the historical presentation of Berry to conform to the financial statement presentation of Amcor for the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of income. Refer to Note 4, Reclassification of Berry’s Consolidated Balance Sheet and Statement of Income and HHS Segment Disposal for further details on the reclassification adjustments.

Accounting for the Merger

The Pro Forma Financial Statements have been prepared assuming the Merger is accounted for using the acquisition method of accounting under ASC 805 with Amcor as the acquiring entity. In accordance with ASC 805, the purchase price of Berry is allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values, as determined in accordance with ASC 820, Fair Value Measurements (“ASC 820”), as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill.

ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The Merger Agreement provides for the conversion of certain of Berry employees’ share-based awards to Amcor awards and retention bonuses for certain Berry employees. Amcor has included preliminary estimates for the impact of these conversions to calculate the estimated total purchase consideration and earnings per share. As Amcor and Berry have not finalized detailed plans needed to calculate and give pro forma effect to the share conversion or any potential retention bonuses, Amcor will consider further impact of these items in the post combination financial statements after completion of the Merger.

Berry’s HHS Segment is comprised solely of the HHNF Business and Specialty Tapes Business. On November 4, 2024, Berry announced the completion of the spin-off and merger of its HHNF Business with Glatfelter Corporation, resulting in the creation of Magnera Corporation. In accordance with U.S. GAAP, the financial position and results of operations of the HHNF Business are presented as discontinued operations and, as such, have been excluded from continuing operations as of and for the quarter ended December 28, 2024. On November 24, 2024, Berry entered into a definitive agreement to sell its Specialty Tapes Business to Nautic Partners, LLC for a purchase price of $443 million after closing adjustments and the transaction closed on February 3, 2025. The $443 million total proceeds from the sale of the Specialty Tapes Business will be used to repay certain of Berry’s outstanding indebtedness. Amcor has made adjustments to remove the disposed businesses from Berry’s historical financial statements and reflected repayment of indebtedness in these Pro Forma Financial Statements.

Accounting for the Financing Transactions

Amcor intends to issue $1.75 billion in unsecured Notes prior to the consummation of the Merger. Amcor anticipates that the Debt Financing will carry a weighted-average interest rate of approximately 5.37%. The Debt Financing costs are expected to be approximately $13 million. The Notes will include a mandatory redemption feature at 101% of the principal amount if the Merger does not close. In addition to the Debt Financing, Amcor has secured commitments for a Bridge Facility from the Lenders to ensure sufficient liquidity to fund the Specified Berry Indebtedness Refinancing in the event that the Debt Financing is not consummated or proceeds sufficient to fund the Specified Berry Indebtedness Refinancing are not received from the Debt Financing by the Effective Time. These Pro Forma Financial Statements have given effect to the completion of the Debt Financing and the use of available cash resources to fund the Specified Berry Indebtedness Refinancing as Amcor believes that it will complete the Debt Financing prior to the Merger and will not need to access this liquidity; however, Amcor has paid a bridge commitment fee to secure the Bridge Facility. Debt Financing costs are reflected as a discount to the carrying value of long-term debt, amortized into interest expense over the terms of the Notes. Commitment fees are recorded in prepaid expenses and other current assets in the Amcor balance sheet as of December 31, 2024, and are amortized over the 364-day commitment period, with any remaining unamortized commitment fees expensed upon cancellation of the Debt Commitment Letter.

The Merger will trigger change in control provisions on certain of Berry’s outstanding debt facilities that will require the repayment of such indebtedness and the settlement of associated derivative contracts at close. For the purposes of these Pro Forma Financial Statements, Amcor’s management has considered the derecognition of this debt to be an extinguishment under ASC 470-50. Amcor’s management has given pro forma effect to each of these transactions in the Pro Forma Financial Statements.

3.            Preliminary Fair Value Estimate of Purchase Price Allocation to Assets Acquired and Liabilities ASSUMED from the Merger

The following table summarizes the total consideration for the Merger for the purposes of the Pro Forma Financial Statements. The purchase consideration below (in thousands, except per share amounts) is comprised of equity consideration of approximately $8.7 billion and the face value of debt of approximately $1.8 billion required to be repaid upon consummation of the Merger. For the purposes of these Pro Forma Financial Statements, the equity consideration is determined based on a price per Amcor Ordinary Share of $10.07 and estimated outstanding shares of Berry Common Stock of approximately 119 million. In addition to the purchase consideration below, approximately $5.1 billion of debt is expected to be assumed by Amcor and is included in the pro forma condensed combined balance sheet.

(in thousands, except Common Stock outstanding and exchange ratio)
Shares of Berry Common Stock outstanding		119,498,434	[1]
Exchange ratio		7.25
Amcor Ordinary Share price as of February 14, 2025	x	10.07
Total equity consideration		$8,724,282
Debt repaid upon consummation of the Merger		1,782,000
Total purchase consideration		$10,506,282

1 Shares of Berry Common Stock outstanding used in the purchase consideration calculation consists of approximately 116 million shares of outstanding Berry Common Stock and the expected conversion of approximately 3.5 million Berry share based awards expected to vest immediately prior to the consummation of the Merger to Amcor Ordinary Shares.

The following table summarizes the allocation of the total purchase price of the Merger to the estimated fair values of the assets acquired and liabilities assumed (in millions):

Assets acquired:
Cash and cash equivalents	$451
Trade receivables	1,089
Inventories	1,463
Prepaid expenses and other current assets	210
Property, plant, and equipment, net	4,180
Operating lease assets	581
Goodwill	6,667
Customer Relationships	4,640
Trademarks	43
Developed Technology	316
Deferred tax assets	109
Employee benefit assets	22
Total assets acquired	$19,771

Liabilities assumed:
Current portion of long-term debt	$11
Trade payables	845
Accrued employee costs	175
Other current liabilities	751
Long-term debt, less current portion	5,147
Operating lease liabilities	479
Deferred tax liabilities	1,290
Employee benefit obligations	158
Other non-current liabilities	409
Total liabilities assumed	$9,265

The fair values of inventory, intangible assets, and property, plant and equipment have been estimated based on third-party preliminary studies utilizing currently available but limited financial forecasts and publicly available information from comparable transactions. The allocation of the total consideration to the tangible and identifiable intangible assets acquired and liabilities assumed is preliminary until Amcor obtains final information regarding their fair values. The primary items that generated the goodwill recognized were the premiums paid by Amcor for the future earnings potential of Berry and the value of its assembled workforce that do not qualify for separate recognition. The estimated useful lives of the customer relationships, trademarks, and other intangibles/developed technology acquired are 13 years, 2 years and 5.5 years, respectively. The weighted-average depreciation period of the property, plant and equipment acquired is 27.5 years from land, building and improvements and 11 years for equipment and construction.

4.            Reclassification of Berry’s Consolidated Balance Sheet and Statement of Income and HHS Segment Disposal

The table below sets forth the historical balance sheet for Berry, giving pro forma effect to presentation adjustments and transactions that Amcor expects to occur prior to the closing of the Merger.

RECLASSIFIED AND ADJUSTED CONDENSED CONSOLIDATED BALANCE SHEET

As of December 28, 2024

($ in millions)

	Historical Berry As of December 28,	Reclassification Adjustments	Berry Reclassified As of December 28,	Adjustment for Specialty Tapes	Adjustment for Specialty Tapes Proceeds	Adjustment for First Lien Notes Matured	Adjustment for Term Loan paid with Specialty Tapes Proceeds	Berry As Adjusted As of December 28,
	2024	A	2024	B	C	D	E	2024
Assets
Cash and cash equivalents	$1,181	$-	$1,181	$-	$443	$(730)	$(443)	$451
Trade receivables, net of allowance for credit losses	-	1,089	1,089	-	-	-	-	1,089
Accounts receivable	1,089	(1,089)	-	-	-	-	-	-
Finished goods	845	(845)	-	-	-	-	-	-
Raw materials and supplies	483	(483)	-	-	-	-	-	-
Inventories, net:
Raw materials and supplies	-	483	483	-	-	-	-	483
Work in process and finished goods	-	845	845	-	-	-	-	845
Prepaid expenses and other current assets	210	-	210	-	-	-	-	210
Asset held for sale	291	-	291	(291)				-
Total current assets	4,099	-	4,099	(291)	443	(730)	(443)	3,078

Property, plant, and equipment	3,483	(3,483)	-	-	-	-	-	-
Property, plant, and equipment, net	-	3,483	3,483	-	-	-	-	3,483
Operating lease assets	-	581	581	-	-	-	-	581
Deferred tax assets	-	109	109	-	-	-	-	109
Other intangible assets, net	-	1,204	1,204	-	-	-	-	1,204
Goodwill	-	4,103	4,103	-	-	-	-	4,103
Employee benefit assets	-	22	22	-	-	-	-	22
Goodwill and intangible assets	5,307	(5,307)	-	-	-	-	-	-
Right of use assets	581	(581)	-	-	-	-	-	-
Other assets	107	(107)	-	-	-	-	-	-
Other non-current assets	-	-	-	-	-	-	-	-
Total non-current assets	9,478	24	9,502	-	-	-	-	9,502
Total assets	$13,577	$24	$13,601	$(291)	$443	$(730)	$(443)	$12,580

Liabilities and Shareholders’ Equity
Accounts payable	$845	$(845)	$-	$-	$-	$-	$-	$-
Short-term debt	-	-	-	-	-	-	-	-
Trade payables	-	845	845	-	-	-	-	845
Accrued employee costs	175	-	175	-	-	-	-	175
Other current liabilities	751	-	751	-	-	-	-	751
Current portion of long-term debt	740	-	740	-	-	(727)	-	13
Liabilities held for sale	38	-	38	(38)	-	-	-	-
Total current liabilities	2,549	-	2,549	(38)	-	(727)	-	1,784

Long-term debt	7,389	(7,389)	-	-	-	-	-	-
Long-term debt, less current portion	-	7,389	7,389	-	-	-	(441)	6,948
Deferred income taxes	411	(411)	-	-	-	-	-	-
Deferred tax liabilities	-	411	411	-	-	-	-	411
Employee benefit obligations	136	22	158	-	-	-	-	158
Operating lease liabilities	479	-	479	-	-	-	-	479
Other long-term liabilities	407	(407)	-	-	-	-	-	-
Other non-current liabilities	-	409	409	-	-	-	-	409
Total non-current liabilities	8,822	24	8,846	-	-	-	(441)	8,405
Total liabilities	$11,371	$24	$11,395	$(38)	$-	$(727)	$(441)	$10,189

Shareholders’ equity:
Common stock (115.0 and 115.5 million shares issued, respectively)	$1	$(1)	$-	$-	$-	$-	$-	$-
Ordinary shares ($0.01 par value)
Authorized (9,000 million shares)
Issued (1,445 and 1,445 million shares, respectively)	-	1	1	-	-	-	-	1
Additional paid-in-capital	1,360	-	1,360	-	-	-	-	1,360
Retained earnings	1,120	-	1,120	(253)	443	(3)	(2)	1,305
Accumulated other comprehensive loss	(275)	-	(275)	-	-	-	-	(275)
Treasury shares (1 and 1 million shares, respectively)	-	-	-	-	-	-	-	-
Total shareholders’ equity	2,206	-	2,206	(253)	443	(3)	(2)	2,391
Non-controlling interest	-	-	-	-	-	-	-	-
Total shareholders’ equity	2,206	-	2,206	(253)	443	(3)	(2)	2,391
Total liabilities and shareholders’ equity	$13,577	$24	$13,601	$(291)	$443	$(730)	$(443)	$12,580

Reclassification and Other Adjustments

A            Adjustments to align Berry’s financial statement captions to Amcor’s presentation.

B            Adjustments to remove balances attributable to the Specialty Tapes Business excluding allocated and other segment balances not included in the disposition.

C            Adjustment to account for the proceeds that Berry expects to receive as a result of the sale of the Specialty Tapes Business.

D            Represents the repayment of $727 million in Berry’s 1.00% First Priority Senior Secured Notes, which matured in January 2025, resulting in a $3 million loss on extinguishment, with a total cash outflow of $730 million.

E            Represents the repayment of $441 million in outstanding indebtedness under Berry’s existing term loan facilities using proceeds from the sale of the Specialty Tapes Business which is expected to result in a $2 million loss on extinguishment, with a total cash outflow of $443 million.

The table below sets forth the historical statement of income for Berry, giving pro forma effect to presentation adjustments and transactions that Amcor expects to occur prior to the closing of the Merger.

RECLASSIFIED AND ADJUSTED CONSOLIDATED STATEMENT OF INCOME

For the Year Ended June 29, 2024

($ in millions)

	[A] Historical Berry Year Ended September	[B] Historical Berry Nine Months Ended July	[C] Historical Berry Nine Months Ended June	[A] - [B] + [C] = [D] Historical Berry Year Ended June	[E] Reclassification Adjustments	[D] + [E] = [F] Berry Reclassified Year Ended June	[G] Adjustment for HHS Segment Disposal	[H] Adjustment for First Lien Notes paid with HHS Proceeds	[I] Adjustment for Term Loan paid with HHS Proceeds	[F] + [G] + [H] + [I] Berry As Adjusted Year Ended June
	30, 2023	1, 2023	29, 2024	29, 2024	A	29, 2024	B	C	D	29, 2024
Net sales	$12,664	$9,577	$9,090	$12,177	$-	$12,177	$(2,526)	$-	$-	$9,651
Cost of sales	-	-	-	-	(9,929)	(9,929)	2,186	-	-	(7,743)
Cost and expenses:
Cost of goods sold	(10,354)	(7,873)	(7,448)	(9,929)	9,929	-	-	-	-	-
Selling, general and administrative	(886)	(671)	(664)	(879)	879	-	-	-	-	-
Amortization of intangibles	(243)	(181)	(177)	(239)	239	-	-	-	-	-
Restructuring and transaction activities	(102)	(74)	(133)	(161)	161	-	-	-	-	-
Selling, general and administrative expenses	-	-	-	-	(1,044)	(1,044)	162	-	-	(882)
Research and development expenses	-	-	-	-	(74)	(74)	13	-	-	(61)
Restructuring, impairment, and other related activities, net	-	-	-	-	(161)	(161)	10	-	-	(151)
Other income/(expenses), net	-	-	-	-	-	-	-	-	-	-

Operating income	1,079	778	668	969	-	969	(155)	-	-	814

Other expense	(31)	(13)	(8)	(26)	26	-	-	-	-	-
Interest income	-	-	-	-	34	34	(5)	-	-	29
Interest expense	(306)	(228)	(225)	(303)	(34)	(337)	8	8	59	(262)
Other non-operating income/(expenses), net	-	-	-	-	(26)	(26)	17	(3)	(2)	(14)

Income before income taxes	742	537	435	640	-	640	(135)	5	57	567

Income tax expense	(133)	(114)	(67)	(86)	-	(86)	28	(1)	(12)	(71)
Equity in loss of affiliated companies, net of tax	-	-	-	-	-	-	-	-	-	-

Net income	$609	$423	$368	$554	$-	$554	$(107)	$4	$45	$496

Net income attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-

Net income attributable to parent	$609	$423	$368	$554	$-	$554	$(107)	$4	$45	$496

Reclassification and Other Adjustments

A            Adjustments to align Berry’s financial statement captions to Amcor’s presentation.

B            Adjustments to remove balances attributable to the HHS Segment excluding allocated and other segment balances not included in the disposition. An effective tax rate of approximately 21% was applied to pre-tax income.

C            Represents a decrease in interest expense of $8 million, a $3 million loss on debt extinguishment, and a related $1 million increase in income tax expense at an effective tax rate of approximately 21%, resulting from repayment of Berry’s 1.00% First Priority Senior Secured Notes that matured in January 2025.

D            Represents a decrease in interest expense of $59 million, a $2 million loss on debt extinguishment, and a related $12 million increase in income tax expense at an effective tax rate of approximately 21%, as a result of the repayment of $441 million in outstanding indebtedness under Berry’s existing term loan facilities.

The table below sets forth the historical statement of income for Berry, giving pro forma effect to presentation adjustments and transactions that Amcor expects to occur prior to the closing of the Merger.

RECLASSIFIED AND ADJUSTED CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended December 28, 2024

($ in millions)

	[A] Historical Berry Year Ended September	[B] Historical Berry Nine Months Ended June	[C] Historical Berry Three Months Ended December	[A]- [B]+[C] = [D] Historical Berry Six Months Ended December	[E] Reclassification Adjustments	[D] + [E] = [F] Berry Reclassified Six Months Ended December	[G] Adjustment for HHS Segment Disposal	[H] Adjustment for First Lien Notes Matured	[I] Adjustment for Term Loan paid with Specialty	[F] + [G] + [H] +[I] = [J] Berry As Adjusted Six Months Ended December
	28, 2024	29, 2024	28, 2024	28, 2024	A	28, 2024	B	C	D	28, 2024
Net sales	$12,258	$9,090	$2,385	$5,553	$-	$5,553	$(741)	$-	$-	$4,812
Cost of sales	-	-	-	-	(4,486)	(4,486)	638	-	-	(3,848)
Cost and expenses:
Cost of goods sold	(10,005)	(7,448)	(1,929)	(4,486)	4,486	-	-	-	-	-
Selling, general and administrative	(892)	(664)	(223)	(451)	451	-	-	-	-	-
Amortization of intangibles	(234)	(177)	(46)	(103)	103	-	-	-	-	-
Restructuring and transaction activities	-	(133)	-	133	(133)	-	-	-	-	-
Business consolidation and other activities	(190)	-	(35)	(255)	225	-	-	-	-	-
Selling, general and administrative expenses	-	-	-	-	(523)	(523)	44	-	-	(479)
Research and development expenses	-	-	-	-	(31)	(31)	3	-	-	(28)
Restructuring, impairment, and other related activities, net	-	-	-	-	(92)	(92)	10	-	-	(82)
Other income/(expenses), net	-	-	-	-	-	-	-	-	-	-

Operating income	937	668	152	421	-	421	(46)	-	-	375

Other expense (income)	(15)	(8)	22	15	(15)	-	-	-	-	-
Interest income	-	-	-	-	19	19	(1)	-	-	18
Interest expense	(311)	(225)	(75)	(161)	(19)	(180)	2	4	19	(155)
Other non-operating income/(expenses), net	-	-	-	-	15	15	(4)	-	-	11

Income from continuing operations before income taxes	611	435	99	275	-	275	(49)	4	19	249

Income tax expense	(95)	(67)	(18)	(46)	-	(46)	10	(1)	(4)	(41)
Equity in loss of affiliated companies, net of tax	-	-	-	-	-	-	-	-	-	-

Income from continuing operations	$516	$368	$81	$229	$-	$229	$(39)	$3	$15	$208
Discontinued operations
Loss from discontinued operations	-	-	(70)	(70)	-	(70)	70	-	-	-
Income tax (expense) benefit	-	-	3	3	-	3	(3)	-	-	-
Net Loss on discontinued operations	$-	$-	$(67)	$(67)	$-	$(67)	$67	$-	$-	$-

Net income attributable to non-controlling interests	-	-	-		-	-	-	-	-	-

Net income attributable to parent	$516	$368	$14	$162	$-	$162	$28	$3	$15	$208

Reclassification and Other Adjustments

A             Adjustments to align Berry’s financial statement captions to Amcor’s presentation.

B             Adjustments to remove balances attributable to the HHS Segment excluding allocated and other segment balances not included in the disposition. An effective tax rate of approximately 21% was applied to pre-tax income.

C             Represents a decrease in interest expense of $4 million and a related $1 million increase in income tax expense at an effective tax rate of approximately 21% resulting from repayment of Berry’s 1.00% First Priority Senior Secured Notes that matured in January 2025.

D             Represents a decrease in interest expense of $19 million and a related $4 million increase in income tax expense at an effective tax rate of approximately 21% as a result of the repayment of $442 million in outstanding indebtedness under Berry’s existing term loan facilities.

5.	ADJUSTMENTS TO the PRO FORMA financial statements

Adjustment to the Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of December 31, 2024, are as follows:

Financing Transactions Accounting Adjustments

(a)	Represents proceeds from the Debt Financing of $1,737 million consisting of $1,750 million gross proceeds net of $13 million of debt issuance costs.

(b)	Represents repayment of $1,782 million principal amount of Berry debt, consisting of $2 million in short-term debt and net book value of $1,774 million in long-term debt that will be repaid upon consummation of the Merger. Long-term debt is net of $6 million in unamortized capitalized debt issuance costs that will be charged to expense in the unaudited pro forma condensed combined statement of income for the year ended June 30, 2024.

(c)	Represents cash settlement of $197 million to settle Berry’s outstanding derivative assets of $1 million and liabilities of $198 million. Further, this represents an adjustment for the derecognition of the deferred tax asset related to the derivatives of $32 million, which is recorded in deferred tax liabilities.

Merger Transaction Accounting Adjustments

(d)	Represents the elimination of Berry’s pre-combination equity balances.

(e)	Represents $8,724 million in equity consideration to effect the Merger consisting of $9 million in Amcor Ordinary Shares and $8,715 million in additional paid-in-capital.

(f)	Represents adjustments to record the fair values of work in process and finished goods inventory, intangible assets, property, plant, and equipment, net, and long-term debt, in the amount of $135 million, $3,795 million, $697 million, and $(27) million , respectively. Refer to Note 3, Preliminary Fair Value Estimate of Purchase Price Allocation to Assets Acquired and Liabilities Assumed from the Merger for details of the purchase price allocation.

(g)	Represents $83 million in Amcor’s advisory, brokerage, legal, and other transaction-related expenses related to the Merger that are not reflected in the historical financial statements.

(h)	Represents a net $879 million increase to deferred tax liabilities resulting from a $971 million increase to deferred tax liability resulting from fair value adjustments of assets acquired, utilizing an estimated blended statutory rate of approximately 21%, and a $7 million decrease to deferred tax liability resulting from fair value adjustments of liabilities assumed, utilizing an estimated statutory rate of 25%. The estimated blended statutory rates are preliminary and could be different depending on post-acquisition activities, the geographical mix of income and changes in tax law. Additionally, there is an $85 million decrease to deferred tax liability to remove Berry’s existing deferred tax liability associated with goodwill.

(i)	Goodwill is calculated as the difference between the fair value of the purchase consideration and the estimated fair value of the identifiable tangible and intangible assets acquired and liabilities assumed. The pro forma adjustment to goodwill is calculated as follows:

(in millions)	As of December 31, 2024
Goodwill	$6,667
Historical Berry goodwill	(4,103)
Pro forma adjustment	$2,564

Adjustment to the Pro Forma Condensed Combined Statement of Income for the year ended June 30, 2024

The pro forma adjustments included in the unaudited pro forma condensed combined statement of income for the year ended June 30, 2024, are as follows:

Financing Transactions Accounting Adjustments

(aa)	Represents an increase in interest expenses of $96 million related to the Debt Financing, assuming a 5.37% weighted average annual interest rate, and $10 million in interest expense related to the amortization of the bridge commitment fees. A 1/8 percent variance in the fixed interest rate would have resulted in a $2 million change in interest expense for the year ended June 30, 2024.

(bb)	Represents a decrease in interest expense of $173 million on Berry’s debt that will be repaid upon consummation of the Merger and a related $6 million loss on debt extinguishment.

(cc)	Represents a $121 million increase in interest expense to remove the impact of Berry’s historical swaps that will be settled prior to the Merger.

(dd)	Represents a $15 million decrease in income tax expenses for the income tax impact of the Financing Transactions utilizing an estimated statutory rate of 25%. The estimated statutory rate is preliminary and could be different depending on post-acquisition activities, the geographical mix of income and changes in tax law.

Merger Transaction Accounting Adjustments

(ee)	Represents expenses related to fair-value adjustments including: $248 million of selling, general and administrative expense for intangible asset amortization; $55 million and $2 million of depreciation expense in cost of sales and selling, general and administrative expenses, respectively, and $135 million in cost of sales attributable to the fair value adjustment on acquired inventory.

(ff)	Represents $83 million in Amcor’s advisory, brokerage, legal, and other transaction-related expenses related to the Merger that are not reflected in the historical financial statements.

(gg)	Represents a $92 million decrease in income tax expense for the income tax impact of pro forma adjustments included in the unaudited pro forma condensed combined statement of income (adjusted for non-deductible acquisition costs) utilizing an estimated blended statutory rate of approximately 21%. The estimated blended statutory rate is preliminary and could be different depending on post-acquisition activities, the geographical mix of income and changes in tax law.

Adjustment to the Pro Forma Condensed Combined Statement of Income for the six months ended December 31, 2024

The pro forma adjustments included in the unaudited pro forma condensed combined statement of income for the six-month period ended December 31, 2024, are as follows:

Financing Transactions Accounting Adjustments

(aaa)	Represents an increase in interest expenses of $48 million related to the Debt Financing, assuming a 5.37% weighted average interest rate. A 1/8 percent variance in the fixed interest rate would have resulted in a $1 million change in interest expense for the six months ended December 31, 2024.

(bbb)	Represents a decrease in interest expense of $61 million on Berry’s debt that will be repaid upon consummation of the Merger.

(ccc)	Represents a $29 million increase to interest expense and a $26 million increase to other non-operating expense to remove the impact of Berry’s historical swaps that will be settled prior to the Merger.

(ddd)	Represents a $10 million decrease in income tax expenses for the income tax impact of the Financing Transactions utilizing an estimated statutory rate of 25%. The estimated statutory rate is preliminary and could be different depending on post-acquisition activities, the geographical mix of income and changes in tax law.

Merger Transaction Accounting Adjustments

(eee)	Represents expenses related to fair-value adjustments including $127 million of selling, general and administrative expense for intangible asset amortization, and $27 million and $1 million of depreciation expense in cost of sales and selling, general and administrative expenses.

(fff)	Represents a $32 million decrease in income tax expense for the income tax impact of pro forma adjustments included in the unaudited pro forma condensed combined statement of income (adjusted for non-deductible acquisition costs) utilizing an estimated blended statutory rate of approximately 21%. The estimated blended statutory rate is preliminary and could be different depending on post-acquisition activities, the geographical mix of income and changes in tax law.

6.	EARNINGS PER SHARE

Earnings per share represents the net earnings per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Merger and other related events, assuming such additional shares were outstanding since July 1, 2023. As the Merger and the Financing Transactions are being reflected as if they had occurred as of July 1, 2023, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes the shares issued in connection with the Transaction have been outstanding for the entire periods presented.

The computation of basic and diluted net income per share attributable to Amcor shareholders is as follows (in millions, except per share data):

	Pro forma period for the Six Months Ended December 31, 2024		Pro forma period for the Year Ended June 30, 2024
Numerator:
Net income attributable to Amcor plc	$407		$750
Distributed and undistributed earnings attributable to shares to be repurchased	(1)		(3)
Net income available to ordinary shareholders of Amcor plc —basic and diluted	$406		$747
Denominator:
Weighted average ordinary shares outstanding
Historical weighted-average ordinary shares outstanding — basic	1,442		1,439
Incremental ordinary shares outstanding as if merger occurred on July 1, 2023	866		866
Weighted average ordinary shares outstanding — basic	2,308		2,305
Effect of dilutive shares	13	[2]	12	[3]
Weighted average ordinary shares outstanding — diluted	2,322		2,317
Net income per share:
Basic earnings per ordinary share	$0.18		$0.33
Diluted earnings per ordinary share	$0.18		$0.32

2 The effect of dilutive shares for the six months ended December 31, 2024 consists of 3 million of existing dilutive shares and approximately 10 million of dilutive shares related to the conversion of Berry employees’ share-based awards to Amcor awards, respectively.

3 The effect of dilutive shares for the year ended June 30, 2024 consists of 2 million of existing dilutive shares and approximately 10 million of dilutive shares related to the conversion of Berry employees’ share-based awards to Amcor awards, respectively.